May 26, 2009

<u>VIA IDEA TRANSMISSION AND</u>
<u>FACSIMILE TRANSMISSION TO (202) 772–9217</u>
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549–6010

Re: **Validus Holdings, Ltd.**
Revised Preliminary Proxy Statement filed on May 19, 2009
(the "Share Issuance Proxy Statement")
File No. 001–33606

IPC Holdings, Ltd.
Preliminary Proxy Statement on Schedule 14A filed May 12, 2009
(the "Court–Ordered Meeting Proxy Statement")
Filed by Validus Holdings Ltd.
File No. 000–27662

Dear Mr. Duchovny:

On behalf of Validus Holdings, Ltd. (the "Company" or "Validus"), we hereby submit responses to the comments of the Staff regarding the above–referenced filings as set forth in your letter dated May 22, 2009 (the "Comment Letter"). Additionally, the Company files herewith, via IDEA, Amendment No. 4 to the Share Issuance Proxy Statement, originally filed with the

Commission on April 16, 2009 and Amendment No. 1 to the Court–Ordered Meeting Proxy Statement (the "Proxy Statement"), originally filed with the Commission on May 12, 2009, relating to a scheme of arrangement under Bermuda law involving Validus and IPC Holdings, Ltd. ("IPC"). These amendments reflect the Company's responses to the comments of the Staff as set forth in the Comment Letter.

Set forth below are the Staff's comments contained in the Comment Letter and immediately following each comment is the Company's response.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Share Issuance Proxy Statement

1. We reissue the third bullet point of prior comment 10. Your response does not provide the support requested for the referenced language; the support only addresses your limitations of reinsurance aggregates by exposure zone without showing how the acquisition of IPC would allow you to remain within those limitations.

Response: The third bullet point of prior comment 10 requested supplemental support for the statement on page 65 of the Share Issuance Proxy statement that, in recommending the approval of the Share Issuance, Validus' board of directors considered "the fact that Validus would remain within its stated limitations of reinsurance aggregates by exposure zone." Validus limits the aggregate exposure in any one zone relative to capital for Validus Reinsurance, Ltd. and discloses the aggregate quarterly in its investor financial supplement. IPC is one of the few other companies in Validus' sector that provides similar zonal aggregate disclosure, which it discloses annually in its Form 10–K. By adding the most–recently disclosed zonal aggregate disclosed by IPC to the most–recently disclosed Validus Reinsurance, Ltd. zonal aggregate, Validus is able to determine that it would remain within its risk limits after an acquisition of IPC.

The following table summarizes this information from Validus' and IPC's public disclosures for the Staff's convenience.

Aggregate Exposures by Zone:
(Dollars in thousands)

Zone:	Validus Exposure Levels (1)	IPC Exposure Levels (2)	Validus IPC Combined Exposure Levels	Validus IPC Combined Exposure Levels (% of combined shareholders' equity) (3)	Validus Exposure Limit (4)	Validus Exposure Limit (% of Validus' shareholders' equity) (3)
United States	$ 631,630	$ 1,247,945	$ 1,879,575	48.5%	$ 1,350,000	66.7%
California	388,227	1,104,929	1,493,156	38.6%	1,205,000	59.6%
Europe	395,345	1,069,610	1,464,955	37.8%	903,000	44.6%
Japan	317,000	310,857	627,857	16.2%	1,026,000	50.7%

(1)	Source: 250 Year Return Period exposures at page 31 of Validus' Investor Financial Supplement – First Quarter 2009, dated May 4, 2009, available at www.validusre.bm/snl_financial_supplements.htm.
(2)	Source: page 12 of IPC's Form 10–K for the year ended December 31, 2008.
(3)	Source: calculated using shareholders' equity as of March 31, 2009 for IPC and Validus as disclosed in their respective Forms 10–Q for the quarter ended March 31, 2009.
(4)	Source: Validus Re Net Maximum Zonal Aggregates at page 31 of Validus' Investor Financial Supplement — First Quarter 2009, dated May 4, 2009.

Court–Ordered Meeting Proxy Statement
<u>**General**</u>

2. Please update the proxy statement to include all developments since the date of filing, including information regarding your increased offer to IPC announced on May 19, 2009, the status of all court hearings or proceedings pending before the Bermuda court, current stock price and shareholder information as of the most practicable recent date and updated information contained in recent filings. Also, update your disclosure throughout the proxy statement to be consistent with similar disclosure in other filings which have been revised in response to our comments.

Response: The Company has revised the Proxy Statement in response to the Staff's comment.

<u>**Cover Page**</u>

3. Please revise the cover page of the proxy statement and the form of proxy to clearly mark each as "Preliminary Copy." Refer to Rule 14a–6(e)(1).

Response: The Company has revised the cover page of the Proxy Statement and the form of proxy in response to the Staff's comment.

4. Please explain the difference between poll voting and show of hands voting.

Response: On a vote on show of hands, every shareholder present in person and every person holding a valid proxy is entitled to one vote, which is cast by such shareholder or proxyholder raising his or her hand. Each shareholder or proxyholder therefore has one vote no matter how many shares he or she holds or represents by proxy.

On a poll vote, as demanded by the requisite persons as set out in the Company's Bye–laws, or, in the case of the court–ordered IPC meeting, in accordance with the order of the Court, each shareholder or valid proxyholder present at the shareholder meeting is entitled to one vote for each share which he or she holds, or for which he or she holds a valid proxy.

5. We note your disclosure that the court–ordered meeting will be held in accordance with an order from the Bermuda court "at the request of certain IPC

shareholders." If Validus is the only IPC shareholder making the request, revise your disclosure to state so.

Response: The Company has revised the Proxy Statement in response to the Staff's comment.

Questions and Answers, page 1

Q: What are the closing conditions set forth in the Scheme of Arrangement, page 4

6. We note your statement that a condition to the closing of the Scheme of Arrangement is that the Max Amalgamation Agreement shall have been "validly terminated on terms reasonably satisfactory to Validus..." Please explain what you mean by this statement and what would constitute a "reasonably satisfactory" termination of the Max Amalgamation Agreement. Please update the disclosure elsewhere in the proxy statement as necessary.

Response: The Company has revised the Proxy Statement at page 4 in response to the Staff's comment. The Company advises that the discussion in the rest of the referenced paragraph explains the terms of termination of the Max Amalgamation Agreement that meet this condition.

7. Please revise the condition in the third bullet point on page 5 to state whether any of the events described therein have occurred between December 31, 2008 and the filing date. Please update the disclosure elsewhere in the proxy statement as necessary.

Response: The comment refers to the following condition described on page 5: "Since December 31, 2008, there shall not have been any material adverse effect on IPC and its subsidiaries, taken as a whole...." As of the date hereof, the Company is not aware of any change, state of facts, circumstance or event that would result in a material adverse effect as described in the Proxy Statement. However, the Company notes that, as of the date hereof, the Company has not undertaken any specific investigation of such matters, nor would it be possible or appropriate at this time to predict whether this condition will be satisfied in accordance with the terms of the Scheme of Arrangement and the Company reserves the right to assert such condition if the Company determines that it has not been satisfied in accordance therewith.

Summary, page 9

Amendment and Termination of the Scheme of Arrangement, page 13

8. We note your statement that you have "been advised" that it is unlikely that the Supreme Court of Bermuda will impose or approve any condition to the Scheme of Arrangement or any modification or addition to the Scheme of Arrangement that would be material to the interests of IPC shareholders unless IPC shareholders are informed thereof in

advance of the court–ordered IPC meeting. Please disclose who has advised you in this respect in all places in the proxy statement in which this statement appears.

Response: The Company has revised the Proxy Statement in response to the Staff's comment.

The Court–Ordered IPC Meeting, page 81

Proxy Solicitation, page 82

9. We note your statement that you estimate the fee you will pay Georgeson Inc. to be "a fee not to exceed $100.000." Please revise the figure to read $100,000, if correct.

Response: The Company has revised the Proxy Statement at page 87 in response to the Staff's comment.

Comparison of Shareholder Rights, page 88

Corporate Governance, page 89

10. Please provide a brief summary of the shareholder rights contained in the memorandum of association and bye–laws of both Validus and IPC as well as under Bermuda law, as referenced in this section.

Response: The Company has revised the Proxy Statement at page 93 in response to the Staff's comment. The discussion on pages 92 through 104 provides the summary referred to in the comment.

* * * * *

Each participant acknowledges that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701–3777, Helene Banks at (212) 701–3439 or John Schuster at (212) 701–3323.

Very truly yours,

/s/ Helene Banks
Helene Banks

cc: C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)